

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 27, 2007

By US Mail and Facsimile

Ms. Alice Murphy
Chief Financial Officer
Aber Diamond Corporation
PO Box 4569, Station A
Toronto, ON, Canada M5W 4T9

>   **Re: Aber Diamond Corporation**
>   **Form 40-F for the Fiscal Year Ended 1/31/06**
>   **Filed May 1, 2006**
>   **File No. 0-17227**

Dear Ms. Murphy:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Karl Hiller
>   Branch Chief